September 30, 2014

John Reynolds Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 23, 2014, regarding
Texas Rare Earth Resources Corp.
Registration Statement on Form S-1
Filed August 28, 2014
File No. 333-198457

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the September 23, 2014 letter regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

General

Staff Comment No. 1.

A July 8, 2014 news article entitled “An Interview With Texas Rare Earth Resources’ Anthony Marchese,” which the author claims was approved by Mr. Marchese prior to publication, includes a number of statements that appear promotional.  Such statements include, but are not limited to:

●	We have “one of the largest and potentially most profitable HREE projects in the world”

●	“We have a surface mine with a large 100 year plus deposit”

John Reynolds
September 30, 2014

●	“We have a 67% pre-tax IRR and a net present value of $1.4 billion using a 10% discount rate. And this does not include the additional potential revenue from uranium, lithium and beryllium”

●	“The Round Top resource is enormous. It contains …”

●	We estimate that we have revenue of $53.81 per mined tonne vs cash costs of $18.50 per mined tonne giving us a gross profit of $35.42 per minned tonne” and

●
“Full feasibility will cost about $13 million and we are in the process of talking to potential strategic partners that can give us funding. Regarding our construction and development costs we need $293 million …”

On page 8 of your Prospectus you disclose that you “currently have limited operations and have not established that any of [y]our projects or properties contain any proven reserves or probable reserves as defined under SEC Industry Guide 7.”

Please advise us,

●
Whether Mr. Marchese, or any other officer or director, participated in this, or similar interviews during the past months and/or implicitly or explicitly approved of the information published about the company; and

●	Whether this information is required disclosure for purposes of your Form S-1 and/or Exchange Act reports and, if so, where it is disclosed and the reasonable basis supporting such statements.
We may have further comment after reviewing your response.

Texas Rare Earth Resources Corp.’s Response:

●
Mr. Marchese participated in an interview on July 18, 2014 with Investor Intel which can be viewed here: https://www.youtube.com/watch?v=tlGmjrNgnxY, which discussed Texas Rare Earth’s project in very brief detail and discussed new additions to the board of directors and new advisors to the company.

●
While we don’t believe that the following items are of the same character as the interviews conducted by Mr. Marchese in July, in the interest of full disclosure, the company notes that Mr. Jack Lifton, a director of the company, wrote an article entitled “Jack Lifton debunks the Lynas and Molycorp rare earth leader myth” on July 6, 2014, which can be viewed here: http://investorintel.com/rare-earth-intel/jack-lifton-debunks-the-lynas-and-molycorp-rare-earth-leader-myth/. The company is named along with other North American rare earth companies in the article, but neither the company nor its project is discussed. Similarly, Mr. Jack Lifton did an interview with Investor Intel on August 6, 2014 which can be viewed here: https://www.youtube.com/watch?v=cos1sXYvYBE. Again, Mr. Lifton simply names the company along with other North American rare earth companies in the context of

John Reynolds
September 30, 2014

a discussion on rare earth processing issues, but Mr. Lifton does not discuss the company or its project.

●
In relation to the staff’s comment as to whether this information is required disclosure for purposes of the Registration Statement and/or Exchange Act reports, while the company does view the mine project economics and related resource information contained in the Preliminary Economic Assessment as important to investors, based upon a review of past SEC staff comment letters on the inclusion in registration statements and reports filed with the SEC of mine economics and resource estimates that are not in relation to a proven and probable reserve under Industry Guide 7 and do not derive from a feasibility level study, we believed that the staff would object to inclusion of this information in the Registration Statement or in our Exchange Act reports. Specifically, we note that the engineering staff has in the past specifically requested that companies remove disclosure on mine economics from registration statements and reports where those economics were based on a scoping study or Preliminary Economic Assessment. If the staff has changed its mind on the application of Industry Guide 7 regarding inclusion of this type of information in the Registration Statement or has a different view of these particular disclosure items, the company is willing to amend the Registration Statement to include a full discussion of its Preliminary Economic Assessment and the mine economics derived therefrom in the Registration Statement and in its future filings.

●
In relation to the reasonable basis supporting the statements made by Mr. Marchese, the company notes that Mr. Marchese was discussing the project and its mine economics as derived from the company’s Preliminary Economic Assessment and the resource defined therein and, in certain cases, expressing his own opinion in comparing those mine economics and the resource size to other known rare earth projects in the world. The Preliminary Economic Assessment was first produced for the company in June of 2012 by Gustavson Associates, a qualified and independent third-party firm. That initial Preliminary Economic Assessment was then updated in November 2013 to revise the mining plan and include resource estimates of certain other chemical elements that were previously excluded from the initial assessment. The company believes that the statements made by Mr. Marchese regarding project economics have a reasonable basis in the study contained in the revised Preliminary Economic Assessment.

Staff Comment No. 2.

In several locations in your Prospectus you inform investors that you have provided mineral estimates in a Preliminary Economic Assessment prepared in accordance with Canadian National Instrument 43-101 pursuant to Canadian securities laws.  You also tell investors that you have furnished, not filed, these documents with us on Form 8-K to meet your obligations under Regulation FD.  You are a Delaware corporation and do not disclose an exchange listing in Canada.  Please tell us why you are required to provide NI 43-101 reports and, with a view to disclosure, clarify the degree to which such information is inconsistent with Industry Guide 7 or reviewed by Canadian authorities.

John Reynolds
September 30, 2014

Texas Rare Earth Resources Corp.’s Response:

The company is not required to prepare technical reports in accordance with Canadian National Instrument 43-101.  The company has voluntarily prepared its scoping level technical study in accordance with Canadian National Instrument 43-101 for several reasons.

(1) At the time the company was preparing its initial scoping study in late 2011 through June of 2012, the company was in active discussions with the Toronto Stock Exchange and the TSX Venture Exchange to seek a listing on one of those exchanges. Listing on those exchanges as a mining company would require a NI 43-101 compliant Preliminary Economic Assessment rather than just a scoping study.  Therefore, the company chose to prepare the technical report in accordance with NI 43-101.  Gustavson Associates and the individuals that prepared the report are qualified persons in the meaning of NI 43-101 and presented the results of the technical study in accordance with NI 43-101 standards.  Subsequent to June 2012, the rare earth markets began a downturn and the company was forced to set aside a listing on the Canadian exchanges.

(2) At the time the company updated the Preliminary Economic Assessment at the end of November 2013, while the company was not actively pursuing an exchange listing in Canada, the company did desire to leave itself open to that option and therefore maintained the report as an NI 43-101 report.

(3) NI 43-101 is a respected reporting standard in the international mining community and preparing a report consistent with those technical standards provides a better and more reliable standard for investors to understand and assess the nature of the company’s project. Industry Guide 7 provides no standards for the preparation of technical reports.

In relation to the staff’s comment regarding the degree to which such information is inconsistent with Industry Guide 7, the company notes that unlike NI 43-101 which provides specific technical standards for producing technical reports, Industry Guide 7 provides no guidance on the preparation or contents of technical reports, nor does it restrict the standards pursuant to which a technical report must be prepared.  Industry Guide 7 only provides that the company cannot disclose in the registration statements and reports it files with the SEC mineral estimates that are not proven and probable reserves as defined in Industry Guide 7, which are mineral reserves that can be economically and legally extracted at the time of the reserve determination.  Typically, the staff of the SEC has interpreted this to mean that the reserve estimate must be supported by a feasibility level study which utilizes the three-year historical trailing price in making the reserve determination.  As the company has noted throughout its disclosures, the company does not believe that the Preliminary Economic Assessment is a feasibility level study and, therefore, the company does not have proven or probable reserves under Industry Guide 7.  As mentioned above in our response to comment 1, this is why the company has not included a resource estimate or mine economics in the Registration Statement or in its reports as filed with the SEC.  However, because the company does believe that the Preliminary Economic Assessment and the information contained therein is important to investors, the company posted the Preliminary

John Reynolds
September 30, 2014

Economic Assessment on its website and furnished the Preliminary Economic Assessment on Form 8-K in accordance with Regulation FD.  The company has only furnished the Preliminary Economic Assessment on Form 8-K to ensure broad dissemination of the material information in accordance with Regulation FD without actually filing it with the SEC.  The company believes that its disclosure as currently contained in the Registration Statement and in its reports as filed with the SEC complies with the requirements of Industry Guide 7 as interpreted by the staff while still meeting the company’s obligation to provide complete, true and accurate disclosure.

In relation to the staff’s comment regarding whether the Preliminary Economic Assessment has been reviewed by Canadian regulatory authorities, the company notes that it has not been reviewed by any Canadian regulatory authorities. The company’s intent in disclosing that the report had been prepared in accordance with the standards of NI 43-101 as set forth pursuant to Canadian securities laws, was to disclose the manner of preparation of the report by Gustavson Associates and was not to imply that the report had been or was going to be reviewed by Canadian regulatory authorities.

In view of that intent and in the spirit of cooperation with the staff, the company has amended its references to the Preliminary Economic Assessment as contained throughout the Registration Statement, and agrees to amend any future references to the Preliminary Economic Assessment in its reports that it files with the SEC, to read as follows:

“Cautionary Note to Investors: The PEA and Revised PEA have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. The Company has voluntarily had the PEA and Revised PEA prepared in accordance with NI 43-101 but the Company is not subject to regulation by Canadian regulatory authorities and no Canadian regulatory authority has reviewed the PEA or Revised PEA or passed upon its accuracy or compliance with NI 43-101.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules,

John Reynolds
September 30, 2014

estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information in the PEA and Revised PEA contains descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Our project as described in the PEA and Revised PEA currently does not contain any known proven or probable ore reserves under SEC Industry Guide 7 reporting standards. U.S. investors are urged to consider closely the disclosure in the Registrant’s latest reports and registration statements filed with the SEC. U.S. Investors are cautioned not to assume that any defined resources in these categories will ever be converted into SEC Guide 7 compliant reserves.”

Prospectus Cover Page

Staff Comment No. 3.

Please revise your cover page to indicate that this is a ‘best-efforts’ offering with no minimum amount of proceeds necessary to be received in order for you to close the offering.

Texas Rare Earth Resources Corp.’s Response:

The company has filed an amended Registration Statement with this disclosure included.

Staff Comment No. 4.

On your cover page, and throughout your Prospectus, you state that subscription payments will be returned “as soon as practicable” if you cancel the rights offering.  Please revise to disclose that the payments will be returned “promptly” as required by Rule 10b-9.

Texas Rare Earth Resources Corp.’s Response:

The Company has filed an amended Registration Statement with this correction made throughout the document.

Staff Comment No. 5.

Please disclose the latest possible extension date on the cover page.

John Reynolds
September 30, 2014

Texas Rare Earth Resources Corp.’s Response:

The company has filed an amended Registration Statement with this disclosure included.

* * * * *

Texas Rare Earth Resources Corp. hereby acknowledges that:

●	Texas Rare Earth Resources Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	Texas Rare Earth Resources Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (361) 790-5831, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely, Texas Rare Earth Resources Corp.

/s/ Daniel E. Gorski
Daniel E. Gorski
Chief Executive Officer

cc:           Jason K. Brenkert, Dorsey & Whitney LLP